Exhibit 99.1

Neurotrope Launches New Long-Term Clinical Trial of Bryostatin With the National Institutes of Health for the Treatment of Patients with Alzheimer’s Disease

Conference Call Transcript

Thursday, May 28, 2020

11:00 AM ET

Speakers:	Charles Ryan, Ph.D. Chief Executive Officer, Neurotrope
Dan Alkon, MD, President & Chief Scientific Officer, Neurotrope
John Shulman, Chairman of the Board, Metuchen
Fady Boctor, Chief Marketing Officer, Metuchen

OPERATOR:

Good morning, and welcome to the Neurotrope investor conference call on Thursday, May 28, 2020. At this time, all participants are in a listen-only mode. Please be advised that this call is being recorded at the Company’s request and will be available on the Company’s website for a period of 30 days from today.

At this time, I would like to introduce Lisa Sher with Argot Partners. Lisa, please go ahead.

LISA SHER:

Thank you operator. Welcome everyone, and thank you for joining this morning. Here today to discuss Neurotrope’s new clinical development plans for Bryostatin-1 are:

·	Dr. Charles Ryan, Director and Chief Executive Officer of Neurotrope; and
·	Dr. Daniel Alkon, President and Chief Scientific Officer of Neurotrope

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Also with us on the call today are:

·	Mr. John Shulman, Executive Chairman of Metuchen Pharmaceuticals and
·	Mr. Fady Boctor, Chief Marketing Officer of Metuchen Pharmaceuticals

Earlier today, a press release announcing the launch of these new Bryostatin-1 initiatives was issued, and earlier this month, the entry into a merger agreement between Neurotrope and Metuchen Pharmaceuticals was announced. Both releases are available at neurotrope.com.

Before we begin formal comments, I would remind you that we will be making forward-looking statements during today’s call that represent the Company’s intentions, expectations, or beliefs concerning future events which constitute forward-looking statements for the purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995.

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All forward-looking statements are subject to factors, risks and uncertainties such as those detailed in our press releases, and in our filings with the SEC, which may cause actual results to differ materially from the results expressed or implied by such statements. In addition, any forward-looking statements represent our views only as of the date of this recording and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligations to update any such statements.

We refer you to the disclosure notice section in the press releases we issued and the “Risk Factors” sections of the Company’s Annual Report on Form 10-K and the Company’s Current Report on Form 8-K filed on May 18, 2020 for a discussion of important factors that could cause actual results to differ materially from these forward-looking statements.

With that, I would now like to turn the call over to Director and Chief Executive Officer, Dr. Charles Ryan. Charles?

CHARLES RYAN:

Thank you, Lisa. Good morning everyone and thank you for joining us on today’s call.

We’re pleased to be in a position today to report a meaningful update on both these new Bryostatin-1 initiatives and our merger agreement with Metuchen Pharmaceuticals, which we announced last Monday.

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I would like to thank our loyal Neurotrope stakeholders who have been highly supportive of the company, and its lead asset, Bryostatin, over the past several months while we explored strategic alternatives. The proposed merger of Neurotrope and Metuchen Pharmaceuticals and the spin-off of Bryostatin-1 brings a unique opportunity for Neurotrope stakeholders to own shares in two distinct, publicly listed life sciences companies with potentially meaningful value propositions:

·	Petros Pharmaceuticals, an innovative men’s health company will have over $20 million in cash on the balance sheet, $25 million in 2019 gross sales for its lead asset STENDRA, and an exciting clinical development program; and
·	Neurotrope Bioscience, or NBI, which will be fully funded to advance Bryostatin-1 through a Phase 2 clinical trial for the treatment of patients with Alzheimer’s disease with approximately $14 million in cash, including $2.7 million in funding from the National Institutes of Health.

Investors of record at the time of the closing will have the opportunity to participate in a risk adjusted return of these two distinct publicly-listed opportunities - one with a marketed product which we believe is poised for growth with a growing pipeline and the second, a company dedicated to continuing to attempt to advance Bryostatin in the treatment of patients with Alzheimer’s Disease. We couldn’t be more excited to venture into men’s health, which we believe is a previously underserved, misunderstood and overlooked subsector of life sciences. We view this proposed merger as an opportunity for Neurotrope stakeholders to have an ownership stake in Petros and maintain their ownership positions in the spin-out company, NBI.

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I will ask John Shulman, Executive Chairman of the Board of Directors for Metuchen Pharmaceuticals to say a few words about his vision for Metuchen then turn the call to Fady Boctor, a seasoned pharma marketing executive with a deep background in Men’s Health, including at Endo Pharmaceuticals, to discuss the products in more detail. After that, Dr. Dan Alkon, will discuss the clinical AD program for Bryostatin. With that, it is my pleasure to introduce John Shulman, Founder and Principal of Juggernaut Capital Partners and Executive Chairman of Metuchen Pharmaceuticals. John?

John Shulman:

Thanks Charles. Upon the closing of this merger, we will launch an exciting new company called Petros Pharmaceuticals. Petros will be the first publicly-traded company exclusively dedicated to men’s health, a market that is projected to grow from about $30 billion today to nearly $50 billion over the next five years, driven by conditions like erectile dysfunction, benign prostatic hyperplasia, Peyronie’s disease, prostate cancer, infertility, and testosterone restoration therapy, among others. We believe Petros is well positioned to take advantage of this growth with its existing and emerging pipeline products, as well as an aggressive business development strategy.

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I will serve as Chairman of the Board of Petros and Josh Sliverman of Neurotrope will serve as Vice Chairman. Petros has the backing and support of Juggernaut Capital Partners, a private equity firm I founded in 2009 that today represents over $1 billion of capital commitments.

Juggernaut has a strong record of investment in middle market private buyouts and growth investments across the consumer and outsourced healthcare services industries. We have honed a consistent, disciplined and supportive approach to help our management team partners drive successful outcomes. We are very active in healthcare services and pharmaceuticals both prescription and over-the-counter. One of our successful current investments is Foundation Consumer Healthcare which is a portfolio of over the counter pharmaceuticals. The anchor product in this portfolio is the Plan B drug which was switched from Rx to OTC several years ago and is now the single highest selling SKU in the entire over the counter pharmaceutical category.

Metuchen is an investment we have been involved with since 2016. It has a portfolio of men’s health products that include the PDE-5 inhibitor drug STENDRA® and the Timm Medical device portfolio. As a public company, we believe Metuchen can thrive and grow, with a great commercial strategy, an evolving pipeline, a broad licensing strategy and now a public currency with which to pursue business development opportunities.

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Great companies are built by great people, and we look forward to supporting Metuchen as it becomes Petros, with Dr. Ryan as President and CEO, and a great team behind him. Dr. Ryan brings key leadership experience to help propel Petros, including more than 10 years as a senior executive at Forest Laboratories during a tremendous period of growth, prior to its buyout by Allergan.  He’ll be backed by board members like Dr. Ivan Gergel, who brings a high level of depth and perspective, including many years in R&D at Endo, which had an extensive men’s health portfolio. And among others, Charles’ team will include Fady Boctor, Chief Marketing Officer of Metuchen, who brings more than 20 years of experience in the pharmaceutical industry across a wide array of functions, including brand and portfolio marketing, sales channel optimization, product portfolio strategy development and new product launches. Fady has driven significant growth for mainstream Men’s Health product lines, rare andorphan disease therapeutics, and substance abuse rescue modalities at Metuchen, Auxilium, Endo and Adapt Pharmaceuticals, which was bought out by Emergent Biosolutions after a period of significant growth. This includes his work in helping lead the commercialization of ZIOFLEX, the standard of care for Peyronie’s disease. He served as co-head of ZIOFLEX marketing in the U.S. at Endo Pharmaceuticals, where he and his team took it from launch to over $150 million in sales in a few short years.

With that, I’ll have Fady describe STENDRA in greater detail.

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FADY BOCTOR:

Thank you, John.

As mentioned, Petros’ cornerstone product will be STENDRA, an FDA approved treatment for erectile dysfunction, a condition that affects 30 million men in the U.S. Despite the ED market being driven largely by generics, STENDRA is a distinct oral therapeutic for erectile dysfunction that may be taken as early as approximately 15 minutes prior to intimate engagement, with or without food and a distinct, clinically proven safety profile including a discontinuation rate due to adverse events comparable to placebo or sugar pill. As the only distinct, patented brand in the oral erectile dysfunction market without generic alternative, STENDRA remains commercially vibrant in physician and patient education, promotion and awareness efforts. STENDRA is currently covered by 75% of commercially insured lives with a co-pay as low as zero dollars, making it a highly competitive choice for doctors and patients seeking affordable and accessible FDA approved treatment options. Over 1 million men currently use oral ED therapy each month in the U.S., representing a significant addressable market opportunity.

In 2019, STENDRA generated roughly 25 million dollars in sales with little dedicated marketing effort. Our goal at Petros will be to build on these sales by utilizing a targeted key accounts model and putting high-impact marketing efforts behind it. Our strategy is to advance STENDRA to be the option of choice for both first- and second-line ED treatment. We also intend to conduct research to identify new, and possibly better, future formulations.

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Petros’ pipeline will also include a topical product that targets Peyronie’s disease. Peyronie’s is a rare, connective tissue disorder that affects approximately 1% of adult males. Peyronie’s causes fibrous scar tissue to develop on the penis which causes curvature, penile deformity and pain. Men who suffer from this condition often face a multi-faceted burden, namely physical abnormalities to their penile structure, significant embarrassment and often other emotional, psychosocial and sexual dysfunctions without a clinically proven non-invasive treatment option, especially for early intervention when signs of the disease first appear. Peyronie’s is currently treated with invasive injectable drugs or surgery, so an FDA-approved topical treatment may certainly be a landmark achievement for Men’s Health.

Beyond ED and Peyronie’s, Petros also has a strategy to develop and acquire late-stage innovative therapies intended to treat underserved, misunderstood and largely unaddressed Men’s Health conditions, such as hormone replacement therapy, BPH, pre-cancerous prostate focal therapy and male infertility.

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Our leadership team has extensive experience in the bio-pharmaceutical industry with expertise in clinical development, regulatory approvals, commercial launches and life-cycle management, including assets in the Men’s Health marketplace.

With that, I’ll turn the call back to Charles.

CHARLES RYAN:

Thank you, Fady.

Turning to the Bryostatin opportunity, I will now turn the call over to Dr. Daniel Alkon who will serve as President, Chief Scientific Officer and Director of the publicly listed NBI spin-off company, to discuss the new long-term clinical trial for Bryostatin, partnered with the NIH. As we announced, Dan will be joined by Dr. Alan Tuchman, Neurotrope’s Chief Medical Officer, who will become CEO of NBI. Dan?

DAN ALKON:

Thank you, Charles. Good morning everyone.

As we enter this new stage in Neurotrope’s evolution, we are very excited to advance Bryostatin-1 to the next phase of development. Central to this new development effort is investigating Bryostatin-1’s safety and efficacy over a longer course of treatment and in patients whom we believe show the most potential for clinical benefit.

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To that end, we plan to initiate a new Phase 2 study evaluating the long-term therapeutic benefit of Bryostatin-1, that has shown synaptogenic efficacy in preclinical studies, in the absence of Namenda®, also known as memantine. This pre-clinical efficacy is consistent with the Bryostatin's increase of cognitive function for at least 4 weeks in patients with moderate Alzheimer’s disease, also in the absence of Namenda. This study is being conducted in collaboration with the National Institutes of Health and will be partially funded through a $2.7 million dollar NIH grant. We recently engaged Worldwide Clinical Trials to initiate site recruitment and activation.

The new Phase 2 study is expected to enroll approximately 100 patients and will evaluate Bryostatin-1 in the absence of Namenda for a 6-month period, which will include two 11-week dosing cycles. The study will focus on AD patients with the pre-specified moderate and moderately severe disease. The moderate stratum is the group of patients that demonstrated evidence of benefit in a prior study, and the new study will focus on assessing sustained cognitive benefit as measured by the Severe Impairment Battery (or SIB) score, a widely accepted measure of cognitive function in advanced dementia patients.

The specific primary and secondary endpoints of the trial are currently being identified. Neurotrope expects to dose the first patient in the late third quarter or early fourth quarter of this year.

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This new Phase 2 study is supported by Phase 2 clinical data from a completed pilot trial, Neurotrope study number 202, which evaluated Bryostatin-1 in the absence of Namenda in a short-term, 11-week treatment protocol. In this prior study, Bryostatin-1 administered at 20 mcg was well tolerated and showed early signals of cognitive benefit, including a 5.0 point SIB improvement compared to baseline in the Moderate Stratum cohort. This SIB score improvement was sustained throughout the treatment period and persisted for 4 weeks following completion of treatment. A second pilot trial titled Neurotrope study number 203, used the same treatment protocol of Bryostatin-1 in the absence of Namenda for 11 weeks and showed a similar SIB score improvement compared to baseline for the Moderate Stratum cohort.

We believe the valuable insights gained from our previous studies have provided crucial guidance for our next trial to increase the possibility of observing clinically meaningful benefits for Alzheimer’s patients with concrete evidence of dementia. The main objective of the next study is to repeat the observed improvement in SIB compared to baseline, and not just slow the rate of decline. We believe that the planned 6-month treatment period will allow us to assess the potential benefit of twice the number of doses as the prior trials and may help mitigate the potential placebo effects which tend to be observed with short-term AD treatment trials.

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Given the high unmet need for new therapies to treat AD, we are thrilled to be embarking on this study, which has been recognized by the NIH and highlighted by their financial and scientific support. We plan to move this program forward as rapidly as possible, and we look forward to working closely with the NIH to further elucidate Bryostatin-1’s potential benefit in patients with moderate Alzheimer’s disease, as well as explore how these potential benefits may translate to MS, stroke and Fragile X.

With that, I’ll now turn the call back over to Charles. Charles?

CHARLES RYAN:

Thank you, Dan.

That concludes our remarks. We have received a number of shareholder questions since announcing the Metuchen/Neurotrope merger agreement and, given the pending filing of a merger agreement on Form S-4, we would like to give some brief commentary on the most prevalent of them. The first is:

•	Help me understand what I own at the closing and where the cash on hand is going.

I will answer this one. Put simply, you will own not one, BUT two separate distinct publicly traded securities following closing. As far as the cash, Neurotrope currently has approximately $35 million, including the NIH grant, or approximately $1.45 in cash per share, which will be divided into the two companies represented by those securities.

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First, if you have one share of Neurotrope, you will own a pro-rata share in NBI – You and all Neurotrope stakeholders will continue to have your pro-rata ownership in this new spin off company that will be publicly traded. This new public company will have approximately $14M in cash including the NIH grant, which we expect to fully fund our just-announced Phase 2 trial, and it will maintain an exclusive license for Bryostatin-1 for all neurodegenerative diseases.

Second, you will own a share in Petros Pharmaceuticals that will have at least $20M in cash, a cornerstone product with $25M in sales last year and a pipeline of disruptive therapies which we just described.

•	The next commonly asked question is “what makes you think you can substantially grow Stendra top-line and bottom-line?”

I’ll let Fady answer this one.

FADY: Thank you Charles, I’ll be happy to. Today only 25% of the total patient population suffering from erectile dysfunction, gets treatment. As large as the ED market may seem today, we believe that it is still relatively nascent and underserved. With this reality in mind, we work with payers (health plans), prescribers, institutions, employer groups and pharmacy networks to ensure collaborative coverage, access and de-stigmatization of the condition. For top line growth, we aim to leverage omni-channel digital promotion, healthcare prescribers and other like partners to mobilize patient treatment engagement. There are millions that have not yet even tried an oral ED therapy, and millions that are looking for another option. As for the bottom line, we will continue to balance rebates, prescription discount redemptions and channel inventory strategies to optimize the bottom line. We believe that the market is certainly deep enough for the top line growth and that the expertise and savvy of the team are also certainly capable of reaching its potential. Charles?

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•	Thanks Fady. Next, what is your strategy to grow Petros into a men’s health specialty pharma company with a substantial clinical pipeline?

As John mentioned, great companies are built by great management teams. The team, including John, Fady, Ivan, myself and others, bring decades of experience and successful drug development, drug launches and drug sales growth at well-known biotech companies, with broad therapeutic portfolios and prominent buyouts, including Forest, Endo, Nektar, Adapt and others. And we have a great platform to build off of with Stendra, the Timm Medical device portfolio and our Peyronie’s Drug candidate.

•	And finally, why continue with another Phase II AD trial after your last trial failed to show any benefit over placebo?

I’ll turn this answer to Dan.

DAN: Thanks Charles. In fact, the previous Bryostatin trial did show some encouraging signals of benefit. Neurotrope used a novel therapeutic, Bryostatin, with neurorestorative efficacies demonstrated in extensive preclinical studies, and consistent with data in two pilot Phase II trials. In pre-specified Non-Namenda Cohorts, for both of the Phase II trials, in fact, a safe dosing of Bryostatin produced an actual improvement of the primary cognitive metric, the Severe Impairment Battery (SIB) of 5 points - even weeks after the last dose of the protocol.

In the 2nd of these two trials, this improvement was significant for the pre-specified Moderate Stratum which was 2/3 of the total and this improvement virtually reproduced the SIB improvement observed for the Non-Namenda Cohort in the first Phase II trial. Such improvement, not observed in past trials of other AD therapeutics, is consistent with the unique neurorestorative, synaptogenic mechanisms observed in extensive pre-clinical testing that may also have utility for Multiple Sclerosis, Stroke, and Fragile X.

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Importantly, in our forthcoming trial, guidance from several lessons will be incorporated into the new, long-duration trial. For example, Trial Duration will increase from 3 months to 6 months - allowing twice the number of Bryostatin doses, providing time necessary for the Placebo effects, often encountered in periods of short duration, to possibly decline below baseline as observed for Placebo patients in all previous studies of Advanced Alzheimer’s disease. Increased duration may also allow sufficient dosing and time to potentially demonstrate long-lasting therapeutic benefit. Furthermore, the period of time prior to the trial when included patients received No Namenda Standard of Care will be required for at least 90 Days - insuring no residual effects of Namenda which blocks Bryostatin efficacy. Another example of an important lesson, is the use of Blinded Baseline Oversight that will guarantee that significant Baseline Imbalance will not occur - as occurred at random in the previous trial.

CHARLES: Thank you, Dan. In closing, I would just like to re-iterate our excitement about both the proposed merger transaction, as well as the spin-off and our new Phase 2 clinical trial. On behalf of myself and the entire Neurotrope management team, we are truly enthusiastic about the prospects for Bryostatin, Neurotrope and Petros Pharmaceuticals. We firmly believe that the life science markets can benefit from the products that have been or could be generated from these two distinct, publicly-listed companies: Petros, to address the unmet medical needs related to men’s health issues, and Neurotrope to continue its mission to advance Bryostatin-1 in Alzheimer’s disease. We look forward to sharing continued updates with you for both companies. Thank you.

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